SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In response to Ofício SAE/GAE 2716/2014 BM& FBOVESPA, in which is requested clarification about the news published by the newspaper "Valor Econômico", 8/15/2014 edition, which states " Eletrobras negotiates debt relating to purchase of oil " as well as other information relating to this subject, especially regarding possible reflections in the Balance Sheet and Income Statement of the company, we hereby clarify the following:

First, it is important to differentiate the nature of existing debts among Petrobras Distribuidora S.A. and Distribution Companies of Eletrobras, more specifically “ Amazonas Energia S.A. ("Amazonas Energia"), Centrais Elétricas de Rondônia S.A. ("Ceron"), Companhia de Eletricidade do Acre ("Eletroacre ") and Boa Vista Energia S.A. (" Boa Vista ").

The Fuel Consumption Account ("CCC"), regulated by Law 12,111 of December 9, 2009, aimed the proportional division of the costs relating to the fuel consumption used in the generation of energy through  thermoelectric units in the isolated systems, especially in northern region.

According to Law 12,783/2013, the Energy Development Account (“CDE”) is responsible for funding of the  CCC expenditures, and others.

The purpose of this subsidy is to allow consumers in those regions may have an electricity tariff similar to that practiced for consumers located in the National Interconnected System, supplied mostly by hydroelectric generation. Thus, the CCC pays the amount equivalent to the difference between the total cost of energy generation, relating to the Isolated Systems, and the value of the average energy price traded on the Regulated Market - ACR of the National interconnected System - SIN (ACR-medium).

Values for reimbursement by the CCC are set annually by ANEEL for each distribution concessionaire, depending on your market and can vary according to the need of use of thermoelectric plants.

The balance in the cost of fuel not covered by the CCC is responsibility of the distribution companies.

Thereby, we clarify that the mentioned Distribution Companies are combining debt with Petrobras Distribuidora S.A. in the total amount of approximately  R$ 4.9 billion, on base date of July 2014, to be paid with own funds and resources arising from the CCC.

The amount of R$ 3.2 billion are being negotiated with Petrobras Distribuidora S.A., and the amount of R$ 452 million will be paid up front and the balance in installments. The mentioned installment payment depends on approval by the respective contractual agreements by companies involved.

Regarding the part of the debt to be paid up front , we hereby inform that the Board of Directors of Eletrobras approved today the financing agreements among Eletrobras and the distribution companies Amazonas Energia and Eletroacre, amounting to R$ 400 million and R$ 52 million respectively, seeking the transfer of funds for the payment. The granting of such resources by Eletrobras to their distribution companies will follow the same financial conditions from those obtained by Eletrobras in its last fundraising.

MARKET ANNOUNCEMENT

The aforementioned debt is recorded in the Financial Statements of the Distribution Companies of Eletrobras.

Rio de Janeiro, August 18, 2014.

Armando Casado de Araújo

CFO and Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.